UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

B2DIGITAL, INCORPORATED

 (Name of Issuer)

Common Stock, Par Value $.001

(Title of Class of Securities)

11777J 10 6

(CUSIP Number)

Paul Labarre
1030 S. Mesa Drive
Mesa, AZ 85210
(480) 813-8371

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Six copies of the statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11777J 10 6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Paul Labarre

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)…………………………………………………………………………………………...
(b)..........................................................................................................................................

3. SEC Use Only....................................................................................................................

4. Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
[  ].

6. Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:

192,557,910 shares of common stock*

8. Shared Voting Power:

9. Sole Dispositive Power:

192,557,910 shares of common stock*

10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

192,557,910 shares of common stock*

*192,000,000 shares represent 800,000 shares of Series A Convertible Preferred Stock on an as converted basis, which is 240 shares of common stock per share.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):

17.7%**

**Based on 1,086,528,849 shares outstanding after conversion of the Series A Convertible Preferred Stock held by Mr. Labarre and the number of shares outstanding at November 10, 2005.

14. Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer

Common Stock, Par Value, $.001*

B2Digital, Incorporated
1030 S. Mesa Drive
Mesa, AZ 85210

*Reflects the par value at September 12, 2005, subsequent to that time, the par value was changed to $.00001.

Item 2.  Identity and Background

(a) Name: Paul Labarre

(b) Residence or business address:

1030 S. Mesa Drive
Mesa, AZ 85210

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Chief Operations Officer
B2Digital, Inc.
                    1030 S. Mesa Drive
Mesa, AZ 85210

(d,e) Legal Proceedings:

During the last five years, Mr. Labarre has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

United States of America.

Item 3.            Source and Amount of Funds or Other Consideration

On September 12, 2005, B2Digital, Inc. issued Paul Labarre 800,000 shares of Series A Convertible Preferred Stock under Mr. Labarre’s employment agreement. Each share of Series A is convertible in 240 shares of common stock and votes with the common stock on an as converted basis. Each share of Series A was valued at $.24 per share.

Item 4.  Purpose of Transaction

Please see Item 3.

Item 5.  Interest in Securities of the Issuer

(a) -(b) Mr. Labarre has the right to acquire 192,557,910 shares of common stock within sixty days (192,000,000 shares are underlying 800,000 shares of Series A Convertible Preferred Stock convertible into 240 shares of common stock per share). Based on 1,086,528,849 shares outstanding after conversion of the Series A Convertible Preferred Stock held by Mr. Labarre and the number of shares outstanding on November 10, 2005 Mr. Labarre will own 17.7% of the outstanding shares of B2Digital, Inc. Mr. Labarre has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 192,557,910 shares of common stock.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March _13_, 2006

Date
/s/ Paul Labarre
Signature

Paul Labarre
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)